SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

GRUMA S.A.B. DE C.V.

(Translation of registrant’s name into English)

(Name of Issuer)

Series B Common Shares without par value

(Title of Class of Securities)

400131306

(CUSIP Number)

Juan Antonio de Jesus Gonzalez Moreno

Calzada del Valle

San Pedro Garza Garcia

Nuevo Leon, Mexico

Tel. (52) (81) 8399-3307

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Duane H. Zobrist

PO BOX 4724

Charlottesville, VA 22905

December 9th, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report to acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

SCHEDULE 13D

CUSIP No.: 400131306

(1)	Name of Reporting Person: Juan Antonio de Jesus Gonzalez Moreno

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒ Technical Committee of the Trust
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds: Not applicable

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: Mexico

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power: 0

	(8)	Shared Voting Power: 156,108,752 (see Item 5 (a) — (b))

	(9)	Sole Dispositive Power: 0

	(10)	Shared Dispositive Power: 156,108,752 (see Item 5 (a) — (b))

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 156,108,752 (see Item 5 (a) — (b))

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11): 36.07%

(14)	Type of Reporting Person: IN

SCHEDULE 13D

CUSIP No.: 400131306

(1)	Name of Reporting Person: Graciela Silvia Gonzalez Moreno

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒ Technical Committee of the Trust
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds: Not applicable

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: Mexico

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power: 0

	(8)	Shared Voting Power: 156,108,752 (see Item 5 (a) — (b))

	(9)	Sole Dispositive Power: 0

	(10)	Shared Dispositive Power: 156,108,752 (see Item 5 (a) — (b))

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 156,108,752 (see Item 5 (a) — (b))

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11): 36.07%

(14)	Type of Reporting Person: IN

SCHEDULE 13D

CUSIP No.: 400131306

(1)	Name of Reporting Person: Mayra Adela Gonzalez Moreno

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒ Technical Committee of the Trust
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds: Not applicable

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: Mexico

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power: 0

	(8)	Shared Voting Power: 156,108,752 (see Item 5 (a) — (b))

	(9)	Sole Dispositive Power: 0

	(10)	Shared Dispositive Power: 156,108,752 (see Item 5 (a) — (b))

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 156,108,752 (see Item 5 (a) — (b))

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11): 36.07%

(14)	Type of Reporting Person: IN

Item 1.         Security and Issuer.

This statement relates to the Series B Common Shares, without par value, of Gruma, S.A.B. de C.V., a corporation (sociedad anónima bursatil de capital variable)  (the “Company”) incorporated under the laws of the United Mexican States.  The Series B Common Shares are referred to herein as the “Shares”.

The principal executive offices of the Company are located at Calzada del Valle #407, San Pedro Garza Garcia, Nuevo Leon México.

Item 2.         Identity and Background.

This Statement is being filed by members of the trust management committee of Trust No. 111559-4 (the “Trust”). This filing is the result of the transfer by Ms. Graciela Moreno Hernandez (“Settlor”) of certain beneficial ownership rights of Shares under Trust No. 111559-4 to certain of her children.

The Trust is administered by Banco Nacional de Mexico, S.A., Integrante del Grupo Financiero Banamex (the “Trustee”).

Trust No. 111559-4 currently holds, directly, 156,108,752 Shares originally transferred by the Settlor, 29,500,000 of which are currently for the benefit of the Settlor and the other 126,608,752 are currently for the benefit of four of her children: Mayra Adela Gonzalez Moreno, Graciela Silva Gonzalez Moreno, Roberto Javier Gonzalez Moreno, and Juan Antonio de Jesus Gonzalez Moreno (each, a “Trust Beneficiary”) in certain amounts for each one of them.

Although the Settlor has the right to revert from the Trust the 29,500,000 Shares of which she is a Trust Beneficiary when certain limiting conditions are met (when those Shares are not securing payment obligations of the Settlor under certain borrowings and the Technical Committee approves and agrees to the reversion and so notifies the Trustee), the Settlor has designated some of her children as the Substitute Trust Beneficiaries of such 29,500,000 Shares, effective upon her death if not reverted by the Settlor. Should the Settlor revert any or all of such 29,500,000 Shares from the Trust, she would have sole dispositive power with respect to such Shares outside the scope of the Trust.

The Trust Beneficiaries have beneficial ownership of the Shares held in the Trust. The Reporting Persons, acting as the three members of the Technical Committee, are Trust Beneficiaries with respect to a total of 116,006,564 of the Shares held in the Trust.  Pursuant to the terms of the Trust, the Technical Committee holds sole voting power of the Shares held in the Trust. All references to the Reporting Persons in this schedule shall be deemed to be references to the Reporting Persons acting collectively as members of the Technical Committee and not as individuals.

The business address of Juan Antonio de Jesus Gonzalez Moreno is Calzada del Valle 407 Ote, Colonia del Valle, San Pedro Garza Garcia, Nuevo Leon, Mexico, CP 66220. Mr. Gonzalez’s present principal occupation is business management. Mr. Gonzalez is a citizen of Mexico.

The business address of Graciela Silva Gonzalez Moreno is Calzada del Valle 407 Ote, Colonia del Valle, San Pedro Garza Garcia, Nuevo Leon, Mexico, CP 66220. Ms. Gonzalez, a homemaker, is a citizen of Mexico.

The business address of Mayra Adela Gonzalez Moreno is Cerrada Sierra Vertientes #36, Departamento 1, Colonia Lomas de Chapultepec, Delegación Miguel Hidalgo, México DF, CP 06500. Ms. Gonzalez, a homemaker, is a citizen of Mexico.

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration.

N/A.

Item 4.         Purpose of Transaction.

The purpose of the transaction is to effectuate the Settlor’s estate planning objectives and desire that her legacy be held in trust for fifteen years.

The Reporting Persons, acting as members of the Technical Committee, do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.  The Reporting Persons, acting collectively as members of the Technical Committee, reserve the right to formulate plans or make proposals, and take such action with respect to the Trust’s investment in the Company, including any or all of the items set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

Item 5.         Interest in Securities of the Issuer.

(a) — (b) Each Reporting Person is one of three members of the Technical Committee, and in such capacity shares, with the other members of the Technical Committee, voting power over all 156,108,752 Shares held in the Trust for the benefit of the Trust Beneficiaries, and limited dispositive power over all 156,108,752 Shares held in the Trust for the benefit of the Trust Beneficiaries.

The Reporting Persons, acting as the three members of the Technical Committee, are Trust Beneficiaries with respect to a total of 116,006,564 of the Shares held in the Trust and may be deemed to have beneficial ownership of the other Shares held in the Trust for the benefit of the other Trust Beneficiaries for purposes of voting only; however, each individual Reporting Person disclaims any beneficial ownership as an individual over any such other Shares.

Based on 432,749,079 Shares issued and outstanding as of the date hereof, the 156,108,752 Shares as to which the Reporting Persons, acting as members of the Technical Committee of the Trust, may be deemed to have sole voting and limited dispositive power, represent 36.07% of the issued and outstanding Shares.

(c) Pursuant to the Trust Agreement, the beneficial ownership of the Shares held in the Trust was acquired by the Trust Beneficiaries, with the Technical Committee having sole voting power and limited dispositive power with respect to such Shares.  Other than the  transactions described herein, neither the Trust nor the Reporting Persons in their capacity as the Technical Committees of the Trust have effected any transactions in the common stock of the Company during the past 60 days.

(d) All dividends on the Shares transferred to the Trust by Settlor are for the benefit of the Trust Beneficiaries in certain amounts for each one of them. Under limited circumstances in which the Trust may sell Shares as instructed by a Trust Beneficiary, the proceeds of such sale are for the benefit of the Trust Beneficiary instructing the sale.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The term of the Trust expires on April 11th, 2028.

Pursuant to the terms of the Trust, in limited circumstances and with the prior written approval of the Technical Committee, a Trust Beneficiary may instruct the Trustee to sell Shares of which he or she is the beneficial owner. In addition, any Trust Beneficiary may transfer his or her interests in the Trust at any time to his or her descendants without restrictions, and may transfer his or her interest in the Trust at any time to other family members subject to a right of first refusal granted to the other Trust Beneficiaries. In this last instance, if any interests remain unsold after the corresponding Trust Beneficiaries exercise their right of first refusal, the transferring beneficiary may not instruct the Trustee to sell the remaining interests to third parties.

The Trustee may pledge part of the Shares held in the Trust to secure obligations of a Trust Beneficiary, only if the Technical Committee authorizes such transaction and then only with respect to part or all of the Shares of which the relevant Trust Beneficiary has beneficial ownership.

The Settlor has the right to revert from the Trust the 29,500,000 Shares of which she is a Trust Beneficiary when certain limiting conditions are met (when those Shares are not securing payment obligations of the Settlor under certain borrowings and the Technical Committees approves and agrees to the revision and so notifies the Trustee). However, the Settlor has designated some of her children as the Substitute Trust Beneficiaries of such 29,500,000 Shares effective upon her death if not reverted by the Settlor. Should the Settlor revert any or all of such 29,500,000 Shares from the Trust, she would have sole dispositive power with respect to such Shares outside the scope of the Trust.

Item 7.         Material to be Filed as Exhibits.

7.01         Reporting Persons note that the referenced Trust is very lengthy and in Spanish. In the event the Commission requires the filing of the Trust, Reporting Persons respectfully request permission to submit only a duly certified English translation of the Technical Committee’s powers with respect to its powers to vote and/or dispose of Shares.

SIGNATURE

After reasonable inquiry and to the best of our individual knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

December 9th, 2014

MEMBERS OF THE TECHNICAL COMMITTEE of TRUST No. 111559-4:

/s/ Juan Antonio Gonzalez Moreno
By: Juan Antonio Gonzalez Moreno
Title: Technical Committee Member

/s/ Mayra Adela Gonzalez Moreno
By: Mayra Adela Gonzalez Moreno
Title: Technical Committee Member

/s/ Graciela Silva Gonzalez Moreno
By: Graciela Silva Gonzalez Moreno
Title: Technical Committee Member